Appendix A

Fund	Operating Expense Limit	Termination Date

North Star Opportunity Fund Class A Class I Class R North Star Dividend Fund Class A Class R Class I North Star Micro Cap Fund Class A Class R Class I North Star Bond Fund Class A Class R Class I	1.55% 1.30% 1.55% 2.24% 1.99% 1.74% 2.24% 1.99% 1.74% 2.04% 2.29% 1.79%	March 31, 2024 March 31, 2024 March 31, 2024 March 31, 2022 March 31, 2022 March 31, 2022 March 31, 2022 March 31, 2022 March 31, 2022 March 31, 2022 March 31, 2022 March 31, 2022

The parties hereto agree to the terms of this Appendix A effective as of the 26th day of January 2021.

NORTHERN LIGHTS FUND TRUST II NORTH STAR INVESTMENT MANAGEMENT CORP.

By: /s/ Kevin Wolf	By: / s/ Peter Gottlieb
Kevin Wolf, President	Peter Gottlieb, President